
Mail Stop 3720

February 19, 2010

Mr. Jay H. Schecter
Chief Executive Officer
AccountAbilities, Inc.
160 Broadway
11th Floor
New York, New York 10038

      Re: AccountAbilities, Inc.
             Form 10-K for Fiscal Year Ended September 30, 2009
             Filed December 28, 2009
             File No. 000-30734

Dear Mr. Schecter:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K
Management's Discussion and Analysis
Revenues, Direct costs of revenues and Gross profit, pages 16 and 17

1.   We note in the last paragraph of page F-8 the decline in your permanent placement revenues from 2008 to 2009. It appears this may have had a disproportionate impact on your gross profit. Advise us and expand you MD&A

so that the impact of each line of business on your gross profit and the trends in each revenue stream are transparent to readers.

Selling, general and administrative expenses, page 17

2.   Refer to the penultimate paragraph of page F-22, which indicates the landlord of your vacated New Jersey headquarters claims that you continue to be obligated for your lease obligation through December 2014. Please address this known uncertainty and its impact on future results of operations and capital resources, as required by Items 303(a)(2)(ii) and 303(a)(3)(ii) of Regulation S-K, and explain to us how you will be accounting for the lease obligation.

Financial Statements
Statement of Operations, page F-5

3.   It appears in substance Accountabilities is functioning as a placement agent on behalf of TSE. As such, it is unclear why you are not reporting revenues net of amounts paid to TSE to clearly reflect the apparent economic substance of the employee leasing transactions. Please revise accordingly or provide us a detailed analysis supporting your accounting policy, including specific reference to the applicable accounting literature.

4.   Notwithstanding the above comment, you should separately report all related party transactions and amounts on the face of the balance sheet, income statement, and statement of cash flows pursuant to 4-08(k) of Regulation S-X.

Please respond to this comment through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage
           for

Larry Spirgel
Assistant Director